Exhibit 99.1

FALCO RESOURCES LTD. TO ACQUIRE GOLDEN QUEEN MINING CONSOLIDATED LTD.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Montréal, Québec (February 11, 2020) - Falco Resources Ltd. (TSX-V: FPC) ("Falco" or the "Corporation") and Golden Queen Mining Consolidated Ltd. (NEX: GQM.H, OTCQB: GQMND) ("Golden Queen") are pleased to announce that they have entered into a definitive arrangement agreement dated February 10, 2020 (the "Arrangement Agreement") pursuant to which Falco has agreed to acquire all of the issued and outstanding common shares of Golden Queen (collectively, the "Golden Queen Shares") (the "Acquisition"). The Acquisition is expected to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

Through this non-cash transaction, Falco is offering a 15% premium on the forecasted net cash balance of Golden Queen at the closing of this transaction, in consideration for the issuance of 15,968,075 common shares of Falco (each whole share, a "Falco Share") to holders of Golden Queen Shares ("Golden Queen Shareholders").

Luc Lessard, President and Chief Executive Officer of Falco, stated: “We are pleased to reach this agreement with Golden Queen as it will provide Falco with a stronger balance sheet and a broader shareholder base which will benefit from the development of the Horne 5 Project. In addition, we believe that Falco has acquired cash at a reasonable price, in the context of the challenging equity market. With this transaction, Falco will secure approximately $4.2 million in cash resources which can be invested on the Horne 5 Project.”

Guy Le Bel, Chief Executive Officer and Chief Financial Officer of Golden Queen, stated: “The board of directors mandated that we focus the search for an advanced gold project within North America while balancing potential risks and return on behalf of the Golden Queen Shareholders. The Horne 5 Project is a world class +6.0 M oz AuEq in proven and probable reserves and is located in a mine permitting-friendly jurisdiction. We are confident in this project’s execution ability with the Falco Resources team. Further, our shareholders receive an immediate premium to the cash and value of the company in providing this project, creating a positive transaction for both sides.”

The Horne 5 Project proven and probable mineral reserves are distributed as follows:

Mineral Reserves1

	Tonnes (Mt)	Au Eq. (g/t)[2,3,5]	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Contained Au Eq2,4,5 (koz)	Contained Au (koz)	Contained Ag (koz)	Contained Cu (Mlbs)	Contained Zn (Mlbs)
Proven	8.4	2.35	1.41	15.75	0.17	0.75	639	384	4,274	31.4	139.6
Probable	72.5	2.37	1.44	13.98	0.17	0.78	5,527	3,361	32,573	271.0	1,242.9
Total P&P	80.9	2.37	1.44	14.16	0.17	0.77	6,165	3,745	36,846	302.5	1,382,5

1.	Mineral reserves have an effective date of August 26, 2017.
2.	Gold equivalent estimation is based on the Feasibility Study metal price assumptions: Gold US$1,300/oz, silver US$19.50, copper US$3.00/lb and zinc US$1.10/lb.
3.	Au Eq. (g/t) is calculated as follows: (Reserves tonnes (Proven + Probable) x Grade_Au (Proven + Probable) x Price of gold) + (Reserves tonnes (Proven + Probable) x Grade_Ag (Proven + Probable) x Price of silver) + (Reserves tonnes (Proven + Probable) x Grade_Cu (Proven + Probable) x Price of copper) + (Reserves tonnes (Proven + Probable) x Grade_Zn (Proven + Probable) x Price of zinc) / Price of gold = Contained Au Eq. (oz) x 31.1035g/t / Reserves tonnes (Proven + Probable)
4.	Contained Au Eq. Au is calculated as follows: (Reserves tonnes (Proven + Probable) x Grade_Au (Proven + Probable) x Price of gold) + (Reserves tonnes (Proven + Probable) x Grade_Ag (Proven + Probable) x Price of silver) + (Reserves tonnes (Proven + Probable) x Grade_Cu (Proven + Probable) x Price of copper) + (Reserves tonnes (Proven + Probable) x Grade_Zn (Proven + Probable) x Price of zinc) / Price of gold = Contained Au Eq. (oz)
5.	Conversion factors used are the following: 31.1035 g/Troy ounce and 2,204.6226 lbs/metric tonne.

Particulars of the Acquisition

Under the terms of the Arrangement Agreement, Golden Queen Shareholders will be entitled to receive 1.18 Falco Shares in exchange for each Golden Queen Share held immediately prior to the effective time of the Arrangement, representing an implied offer price of $0.36 per Golden Queen Share and a premium of approximately 44% based on the closing price of Golden Queen Shares on the NEX (the “NEX”) board of the TSX Venture Exchange ($0.25) and Falco Shares on the TSX Venture Exchange (the “TSXV”) ($0.31) on February 10, 2020 (being the last trading day prior to the announcement of the Arrangement). All securities of Golden Queen convertible in Golden Queen Shares will have either been converted or cancelled prior to the closing of the Arrangement. The Arrangement is an arm‘s length transaction within the meaning of applicable securities laws.

The Arrangement will require the approval of Golden Queen Shareholders at a special meeting expected to take place at the end of March 2020 (the "Golden Queen Meeting"). In order to become effective, the Arrangement must be approved at the Golden Queen Meeting by at least 66⅔ percent of the votes cast by Golden Queen Shareholders, voting as a single class, present in person or by proxy at the Golden Queen Meeting. Golden Queen Shareholders holding approximately 11% of the issued and outstanding Golden Queen Shares have entered into voting and support agreements with Falco in support of the Arrangement. The board of directors of Golden Queen, on the recommendation of its special committee comprised of independent directors and after consultation with its financial and legal advisors and its own deliberations, has unanimously approved the Arrangement and will recommend that Golden Queen Shareholders vote FOR the Arrangement.

The Arrangement Agreement includes representations, warranties and covenants typical of a transaction of this nature, including with respect to non-solicitation, a right to match, and a fiduciary-out. In addition, Golden Queen has agreed to pay a termination fee to Falco upon the termination of the Arrangement Agreement in connection with Golden Queen’s receipt of a superior proposal. The Arrangement Agreement, which describes the full particulars of the Arrangement, will be made available on SEDAR under the issuer profiles of Falco and Golden Queen at www.sedar.com.

The completion of the Arrangement will also be subject to obtaining required regulatory, stock exchange, court and other approvals, and satisfaction of closing conditions customary for a transaction of this nature. Full particulars of the Arrangement will also be included in a management information circular of Golden Queen describing the matters to be considered at the Golden Queen Meeting, which is expected to be mailed to the Golden Queen Shareholders in February 2020 and made available on SEDAR under the issuer profile of Golden Queen at www.sedar.com.

The Golden Queen Shares, which are currently listed for trading on the NEX and quoted on the OTCQB, are expected to be delisted from the NEX and no longer quoted on the OTCQB following completion of the Arrangement.

The distribution of the Falco Shares in connection with the Arrangement (as defined herein) will not be registered under the United States Securities Act of 1933.

Advisors and Counsel

Maxit Capital LP is the financial advisor to Golden Queen. Evans & Evans has provided a fairness opinion to the independent special committee of the board of directors of Golden Queen that, based upon and subject to certain assumptions, limitations and qualifications in the opinion, the consideration being offered by Falco in respect of the Arrangement is fair, from a financial point of view, to Golden Queen Shareholders. Blake, Cassels & Graydon LLP is acting as legal counsel to Golden Queen.

Lavery, de Billy, L.L.P. is acting as legal counsel to Falco.

The technical information contained in this news release has been reviewed and approved by Mr. Luc Lessard, Eng., who is a “qualified person” for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects and is derived from the “Feasibility Study Horne 5 Gold Project, Rouyn-Noranda, Québec, Canada” with an effective date of October 5, 2017 and a signature date of October 30, 2017.

About Falco

Falco Resources Ltd. is one of the largest mineral claim holders in the Province of Québec, with extensive land holdings in the Abitibi Greenstone Belt. Falco owns about approximately 67,000 hectares of land in the Rouyn-Noranda mining camp, which represents 70% of the entire camp and includes 13 former gold and base metal mine sites. Falco’s principal asset is the Horne 5 Project located in the former Horne mine that was operated by Noranda from 1927 to 1976 and produced 11.6 million ounces of gold and 2.5 billion pounds of copper. Osisko Gold Royalties Ltd is the largest shareholder of the Corporation and currently owns 19.9% of the issued and outstanding shares of the Corporation. The Corporation has 207,878,736 shares issued and outstanding.

For further information, please contact:

Luc Lessard

President and Chief Executive Officer

514-261-3336

Amélie Laliberté

Coordinator, Investor Relations

418-455-4775

info@falcores.com

About Golden Queen Mining Consolidated Ltd.

Golden Queen is a company existing under the laws of the Province of British Columbia and is a “reporting issuer” in British Columbia, Alberta, Ontario and Québec. The Golden Queen Shares are currently listed for trading on the NEX under the symbol “GQM.H” and are quoted on the OTCQB under the symbol “GQMND”.

For further information about Golden Queen please contact:

Brenda Dayton
Senior Vice President, Corporate Affairs
Telephone: (604) 417-7952

bdayton@goldenqueen.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved of the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, and subject to risks and uncertainties. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “seeks”, “expects”, “estimates”, “intends”, “anticipates”, “believes”, “could”, “might”, “likely” or variations of such words, or statements that certain actions, events or results “may”, “will”, “could”, “would”, “might”, “will be taken”, “occur”, “be achieved” or other similar expressions. Forward-looking statements are subject to business and economic factors and uncertainties, and other factors that could cause actual results to differ materially from these forward-looking statements, including those risks and uncertainties set out in Falco’s public documents, including in its most recent management discussion and analysis and annual information form filed on SEDAR at www.sedar.com, and set out in Golden Queen’s public documents, including its most recent management discussion and analysis and annual report filed on SEDAR at www.sedar.com. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, political, economic, environmental and permitting risks, regulatory restrictions, mining operational and development risks, litigation risks, regulatory restrictions, environmental and permitting restrictions and liabilities, internal and external approval risks, the anticipated benefits of the Arrangement to Falco, Golden Queen and their respective shareholders, the exchange ratio and value of the Falco Shares being delivered as arrangement consideration, the timing and receipt (if at all) of the required shareholder, court, stock exchange and regulatory approvals for the Arrangement, the timing and ability (if at all) of Falco and Golden Queen to satisfy the conditions precedent to completing the Arrangement, the anticipated timing to mail the management information circular to the Golden Queen Shareholders and hold the Golden Queen Meeting, the closing of the Arrangement (if at all) and fluctuations in currency markets (such as the Canadian dollar to the United States dollar exchange rate). Although Falco and Golden Queen believe that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Falco and Golden Queen disclaim any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.